Exhibit 12

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	236 Day Period from March 8, 2006 to October 29, 2006		37 Day Period from January 30, 2006 to March 7, 2006		Thirty-nine weeks ended October 30, 2005
	(Successor)		(Predecessor)		(Predecessor)

Income before provision for income taxes	$(17,906)		$908		$168
Add: Total fixed charges (per below)	27,589		1,832		14,106
Less: Capitalized interest	253		70		340
Total income before provision for income taxes, plus fixed charges, less capitalized interest	9,430		2,670		13,934

Fixed charges:
Interest expense (1)	17,942		688		5,357
Bridge funding fee	1,313
Capitalized interest	253		70		340
Estimate of interest included in rental expense (2)	8,081		1,074		8,409
Total fixed charges	$27,589		$1,832		$14,106

Ratio of earnings to fixed charges (3)	0.34	x	1.46	x	0.99	x

(1)         Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)                            Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases.

(3)                            Earnings for the 236 day period ended October 29, 2006 (Successor) and thirty-nine week period ended October, 29, 2005 were insufficient to cover the fixed charges by $18,159 and $172, respectively.